6 January 2014

ISSUED ON BEHALF OF REED ELSEVIER PLC AND REED ELSEVIER NV

Transactions in own shares

Reed Elsevier PLC announces that today, it purchased (through UBS Limited) 155,400 Reed Elsevier PLC ordinary shares at a price of 904.2662p per share. The purchased shares will be held as treasury shares. Following the above purchase, Reed Elsevier PLC holds 99,895,834 ordinary shares in treasury, and has 1,167,176,839 ordinary shares in issue (excluding treasury shares). Since 2 January 2014 Reed Elsevier PLC has purchased 449,000 shares.

Reed Elsevier NV announces that today, it purchased (through UBS Limited) 90,000 Reed Elsevier NV ordinary shares at a price of €15.527 per share. The purchased shares will be held as treasury shares. Following the above purchase, Reed Elsevier NV holds 61,155,193 ordinary shares in treasury, and has 673,040,713 ordinary shares in issue (excluding treasury shares). Since 2 January 2014 Reed Elsevier NV has purchased 260,000 shares.